

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Frank Ogele
President
SAFETY FIRST HEALTHCARE CORP
One Gateway Center
26th Fl
Newark, NJ 07102

      Re: SAFETY FIRST HEALTHCARE CORP
          Form 10-12G
          Filed June 23, 2020
          File No. 000-56179

Dear Mr. Ogele:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed June 23, 2020

General

1.   Please revise where appropriate to address the risks to your planned operations from the covid-19 pandemic.

Index to Exhibits, page 40

2.   The consent provided by BF Borgers CPA PC in Exhibit 23 refers to Form S-1. Please revise in your next amendment.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction